

Mail Stop 3561

November 17, 2016

Mr. Richard L. Travis
Chief Financial Officer
Ennis Inc.
2441 Presidential Parkway
Midlothian, Texas 76065

> **Re:** **Ennis Inc.**
> **Form 10-K for the Year Ended February 29, 2016**
> **Filed May 11, 2016**
> **File No. 001-05807**

Dear Mr. Travis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure